FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of SEPTEMBER 2004

                            DIGITAL ROOSTER.COM LTD.
                  (Exact name of registrant's name in English)

              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
================================================================================
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  |X|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of SEPTEMBER 30, 2004. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                            DIGITAL ROOSTER.COM LTD.


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf


"John A. van Arem"
Chief Executive Officer of
Digital Rooster.com, Ltd.
-------------------------------
Registrant

"John A. van Arem"
Chief Financial Officer of
Digital Rooster.com, Ltd.
--------------------------------
Registrant

Date:     November 12, 2004

                            DIGITAL ROOSTER.COM LTD.


                           SEPTEMBER 30, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)
                                   (UNAUDITED)


                                    CONTENTS








Consolidated  Financial  Statements:

     Consolidated  Balance  Sheets                                             1

     Consolidated  Statements  of  Operations                                  2

     Consolidated  Statements  of  Cash  Flows                                 3

     Notes  to  Consolidated  Financial  Statements                            4

                            DIGITAL ROOSTER.COM LTD
                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                             AS AT SEPTEMBER 30      AS AT MARCH 31
                                                      2004               2004
                                    ASSETS
                                    ------

CURRENT

Cash                                         $            2,968   $         11,384
Accounts Receivable                                      23,635             18,396
Prepaid Expenses and sundry receivables                  20,934             13,534
                                             ------------------  ------------------
                                                         47,537             43,314
PROPERTY AND EQUIPMENT (Note 3)                          63,571             73,543
                                             ------------------  ------------------
                                             $          111,108   $        116,857
                                             ==================  ==================

                                 LIABILITIES
                                 -----------

Current
Accounts payable and accrued liabilities     $          856,798   $        905,241
Income Tax payable                                        2,415              2,415
Convertible note payable (Note 5)                       100,908            100,908
Deferred Revenue                                         14,400                874
                                             ------------------  ------------------
                                                        974,521          1,009,438

DUE TO SHAREHOLDERS (Note 8)                            123,274              9,086
                                             ------------------  ------------------

                                                      1,097,795          1,018,524
                                             ------------------  ------------------

                             SHAREHOLDERS' DEFICIENCY
                             ------------------------

CAPITAL STOCK (Note 9)                                2,876,917          2,731,086
SHARES OF SUBSIDIARY (Note 10)                          592,894
SHARES OF SUBSIDIARY SUBSCRIBED (Note 10)                                  559,144
Deficit                                              (4,456,498)        (4,191,897)
                                             ------------------  ------------------
                                                       (986,687)          (901,667)
                                             ------------------  ------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $          111,108  $         116,857
                                             ==================  ==================


See accompanying notes to unaudited consolidated financial statements.

On behalf of the Board:

"Brad Estra"       ,   Director of the Board
----------------------

"Wayne Doss"      ,    Director of the Board
----------------------

--------------------------------------------------------------------------------
/Continued                                                                    1.

                            DIGITAL ROOSTER.COM LTD.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICT
                                  (UNAUDITED)

                                    3 months period ended      6 months period ended
                                         September 30              September 30

                                      2004         2003          2004         2003
SALES                             $    54,795   $  118,426   $   107,858   $  339,823

COST OF SALES                          12,230       21,154        26,889       49,034
                                  ------------  -----------  ------------  -----------

GROSS PROFIT                           42,565       97,272        80,969      290,789
                                  ------------  -----------  ------------  -----------

EXPENSES
Administrative                         83,668      214,823       159,254      420,169
Selling                                17,076        4,788        17,721       41,684
Bandwidth and Computer Expenses        24,522        3,179        44,471       62,146
Capital Assets Amortization             3,059        7,337         9,973       14,642
Consulting Services                   113,225            -       113,225
Interest                                  891        4,490           926       15,742
                                  ------------  -----------  ------------  -----------

NET PROFIT (LOSS)                 $  (199,876)  $ (137,345)     (264,601)  $ (263,594)
                                  ============  ===========  ============  ===========



 BASIC LOSS PER SHARE             $     (0.01)  $    (0.02)  $     (0.02)  $    (0.04)

Weighted average number
of common shares outstanding       14,837,277    6,553,003    14,837,277    6,553,003

See accompanying notes to unaudited consolidated financial statements.

--------------------------------------------------------------------------------
/Continued                                                                    2.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                 3 months period ended   6 months period ended
                                                      September 30            September 30

                                                    2004        2003        2004        2003
OPERATING ACTIVITIES

Net Profit (Loss)                                $(199,876)  $(137,345)  $(264,601)  $(263,594)
Adjustment for non-cash item:
Amortization of Capital Assets                       3,058       7,337       9,972      14,642
Consulting services paid by issuance of shares     111,669           -     111,669           -
                                                   (85,149)   (130,008)   (142,960)   (248,952)

Changes in non-cash operating                       12,615     (23,309)    (33,087)    102,307
                                                 ----------  ----------  ----------  ----------
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES              (72,534)   (153,317)   (176,047)   (146,645)
                                                 ----------  ----------  ----------  ----------


INVESTING ACTIVITY
Purchase/sale of capital assets                          -        (648)          -        (648)
                                                 ----------  ----------  ----------  ----------

CASH EXPENDED IN INVESTING ACTIVITIES                    -        (648)          -        (648)
                                                 ----------  ----------  ----------  ----------


FINANCING ACTIVITIES

Advances from shareholders                          72,392     148,952     114,186     141,685
Convertible Notes Payable                                -      (2,760)          -      (2,760)
Note Payable                                             -     (15,000)          -     (15,000)
Loans Payable                                            -                       -     (30,780)
Issuance of shares of subsidiary                         -           -      33,750           -
Issuance of capital stock                                -      38,500      19,695      82,799
                                                 ----------  ----------  ----------  ----------

CASH PROVIDED BY FINANCING ACTIVITIES               72,392     169,692     167,631     175,944
                                                 ----------  ----------  ----------  ----------

NET CHANGE IN CASH                                    (142)     15,727      (8,416)     28,651


CASH, BEGINNING OF PERIOD                            3,110      24,534      11,384      11,610
                                                 ----------  ----------  ----------  ----------

CASH, END OF PERIOD                              $   2,968   $  40,261   $   2,968   $  40,261
                                                 ==========  ==========  ==========  ==========

See accompanying notes to unaudited consolidated financial statements.

--------------------------------------------------------------------------------
/Continued                                                                    3.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment. As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.


     GOING CONCERN BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2004, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

      a)  Basis of presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 21.


      b)  Use of estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at September 30, 2004 and 2003 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


--------------------------------------------------------------------------------
/Continued                                                                    4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

      c)  Revenue recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.

     d)   Property and equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures       -  20%  declining  balance
          Leasehold  improvements        -  20%  straight  line
          Computer  hardware             -  30%  declining  balance
          Computer  software             -  100%  declining  balance

          Property and equipment purchased during the period are amortized at one-half of the above stated rates.


      e)  Goodwill

          No Goodwill was recorded in September 30, 2004 and September 30, 2003.

--------------------------------------------------------------------------------
/Continued                                                                    5.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED


      f)  Income taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

     g)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     h)   Costs of raising capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     i)   Intangible  assets

          Intangible assets consist of in process research and development and business concept for the interactive one-on-one adult video entertainment industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.

--------------------------------------------------------------------------------
/Continued                                                                    6.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     k)   Stock-based  compensation

          Effective June 1, 2002 the company adopted Section 3870 ("Stock-based Compensation and Other Stock-based payments") of the CICA Handbook. As permitted by Section 3870, the company has applied this change awards granted on or after June 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock will be determined by the quoted market price of the company's stock.

     l)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive

--------------------------------------------------------------------------------
/Continued                                                                    7.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

3.   PROPERTY AND EQUIPMENT

                               As At September 30, 2004
                               ------------------------
                                    Accumulated   Net Carrying
                           Cost    Amortization      Amount
                         --------  -------------  -------------
Furniture and equipment  $ 45,978  $      26,920  $      19,058

Leasehold improvements      8,141          8,141              -

Computer hardware         236,404        191,892         44,512

Computer software          20,958         20,958              -
                         --------  -------------  -------------

                         $311,481  $     247,911  $      63,570
                         ========  =============  =============


                               As At March 31, 2004
                               --------------------
                                    Accumulated   Net Carrying
                           Cost    Amortization      Amount
                         --------  -------------  -------------

Furniture and equipment  $ 45,978  $      24,803  $      21,175

Leasehold improvements      8,141          8,141              -

Computer hardware         236,404        184,036         52,368

Computer software          20,958         20,958              -
                         --------  -------------  -------------

                         $311,481  $     237,938  $      73,543
                         ========  =============  =============


--------------------------------------------------------------------------------
/Continued                                                                    8.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

4.   GOODWILL

     No Goodwill was presented in September 30, 2004 and September 30, 2003 financial statements.


5.   CONVERTIBLE NOTES PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.

6.   LOANS PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

7.   NOTE PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July 2003.


8.   DUE TO SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2005.

--------------------------------------------------------------------------------
/Continued                                                                    9.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

9.   CAPITAL STOCK

     i) Authorized

     Unlimited number of Common shares

     Balance as at March 31, 2003                         2,442,664   $2,191,082

     Issued for cash                                       2,450,975     170,654

     Issued for consulting services                        1,041,000     102,350

     Issued for management services                        1,700,000     221,000

     Issued as loan repayment                                460,000      46,000

     Balance as at March 31, 2004                          8,094,639  $2,731,086
                                                          ----------  ----------

     Effect of 75 per cent dividend                        6,110,490           -

     Issued for consulting services                        2,264,500     113,225

     Issued for cash                                         116,768       5,838

     Issued for rent                                          70,000      26,768

     Balance as at September 30, 2004                     16,656,397  $2,876,917
                                                          ----------  ----------



During the 2003 Fiscal Year, the Company consolidated its common shares on 50:1 basis.

The issued common shares disclosed above are presented on a consolidated basis and reflect the 75 per cent stock dividend declared on March 17, 2004.

--------------------------------------------------------------------------------
/Continued                                                                   10.

  ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity adjusted for the stock dividend declared on March 17, 2004:

                                             Wt. Avg.                 Wt. Avg.
                                             Exercise     Options     Exercise
                                   Number      Price    Exercisable     Price
                                  ---------  ---------  ------------  ---------
     Balance, March 31, 2002        67,918   $    7.14       67,918   $    7.14

     Cancelled                     (61,145)       7.14      (61,145)       7.14
     Granted                       817,250        0.14      817,250        0.14
     Exercised                    (134,750)       0.14     (134,750)       0.14
                                  ---------  ---------  ------------  ---------
     Balance, March 31, 2003       689,273   $    0.21      689,273   $    0.14

     Cancelled                    (257,023)       0.14     (257,023)       0.14
     Granted                             -                        -           -
     Exercised                           -           -            -           -
                                  ---------  ---------  ------------  ---------
     Balance, March 31, 2004       432,250   $    0.14      432,250   $    0.14
                                  ---------  ---------  ------------  ---------

     Balance, September 30, 2004   432,250   $    0.14      432,250   $    0.14
                                  =========  =========  ============  =========



Options  outstanding  and  exercisable  at  September,  2004  are  as  follows:




       Outstanding                                          Exercisable
       -----------                                          -----------
                                                                         Wt. Avg.
                      Expiry     Remaining     Wt. Avg.                  Exercise
Price    Number        Date        Life     Exercise Price    Number      Price
-----  -----------  -----------  ---------  --------------  -----------  --------

 0.14      432,250  March, 2013          9            0.14      432,250      0.14

       -----------                                          -----------
           432,250                                              432,250
       ===========                                          ===========

As a result of the stock dividend declared on March 17, 2004 the number of stock options increased by 75 per cent and accordingly the exercise price decreased by 75 per cent.


--------------------------------------------------------------------------------
/Continued                                                                   11.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------
9.   CAPITAL STOCK - CONTINUED

   iii) Fair  value

     In accordance with Section 3870 of the CICA Handbook, the company discloses pro forma information regarding net income as if the company had accounted for its employees and directors stock options granted after June 1, 2002 under the fair value method. The fair value of stock options issued by the company during the year has been determined using the Black-Scholes option pricing model with the following assumptions: weighted-average risk-free interest rate of 4%; dividend yield of 0%; weighted-average volatility factor of the expected market price of the Company's common shares of 170%; and a weighted-average expected life of the options of 2 years. The weighted average fair value of stock options granted during the year ended March 31, 2003 was $0.15 per share (after 75 per cent stock dividend). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income under Canadian GAAP, including the proforma effect of awards granted prior to June 1, 2002, would be reduced by $44,280 for the year ended March 31, 2003. Basic earnings-per-share figures would not have changed. No stock options were granted during the quarter ended September 30, 2004.

10.  INVESTMENT IN AVRADA

     During 2004 fiscal year, the Company's wholly owned subsidiary, Avarda Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. On April 30, 2004, additional 250,000 common shares were issued for proceeds of $33,750, giving the total of 4,437,000 common shares issued for the proceeds of $592.894 as at September 30, 2004. Each share of Avrada was issued with one common share purchase warrant attached, given the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. The 4,437,000 shares of Avrada were issued on May 17, 2004. In addition, on February 27, 2004, the Company issued by way of dividend 1,335,869 common shares of Avrada to its shareholders.

     Subsequent to these events, the Company held 4,007,607 common shares of Avrada or 41 per cent of 9,780,476 total issued and outstanding shares of Avrada.

11.  REVENUE  -  BARTER  TRANSACTION

     There were no barter transactions in the quarter ended September 30, 2004 and year ended March 31, 2004.

12.  ACQUISITION  OF  REAL  1-ON-1  INC  AND  IMPAIRMENT  OF  INTANGIBLES

     During the year 2003, the Company acquired certain assets of Real 1-on-1 Inc., a Toronto based online adult entertainment company, by issuing 235,000 common shares for a consideration of $58,750 representing a 50% discount from its trading value of the common share at the date of the transaction. Such common shares are not free trading as they are subject to restriction as to when they may be sold. Accordingly, this discount was applied to reflect the fair value of the share consideration. All consideration was in respect of customer contacts, business concepts and related intangible assets. At the year end, the Company assessed the value of its intangible assets acquired and determined that the value of these assets were impaired due to insignificant revenue generated and significant doubts on the Company's ability to successfully integrate the acquired assets with the existing business and achieve positive operating and cash flow results within a predictable time. Accordingly, the assets have been written down to $Nil.
     There were no assets acquisition in the year ended March 31, 2004 and quarter ended September 30, 2004.


--------------------------------------------------------------------------------
/Continued                                                                   12.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

13.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


14.  CHANGES  IN  NON-CASH  OPERATING  ITEMS  AND  SUPPLEMENTAL  CASH  FLOW
     DISCLOSURE

     Changes  in  non-cash  operating  items:

                                3 months period ended     6 months period ended
                                    September 30               September 30
                                2004          2003          2004          2003

     (Increase) decrease in  $    (211)  $      (5,444)  $  (5,239)  $      14,483
     accounts receivable
     (Increase) decrease in
     prepaid and
     sundry receivables          9,500         (13,073)     (7,401)        (10,478)
     Increase (decrease) in     13,526               -      13,526          (3,347)
     deferred revenue
     (Decrease) Increase in
     accounts payable and
     accrued liabilities       (10,200)         (4,792)    (33,973)        101,649
                             ----------  --------------  ----------  --------------
                             $  12,615   $     (23,309)  $ (33,087)  $     102,307
                             ==========  ==============  ==========  ==============

     Interest paid           $     891   $       4,490   $     926   $      15,742
                             ==========  ==============  ==========  ==============

15.  CONTINGENT LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. The claim was settled in December 2003. The difference from amount accrued was recorded in the year ended March 31, 2004.

     c) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Digital Rooster.com Ltd should have no liability. There was little activity in the claim and the outcome of the case is uncertain

--------------------------------------------------------------------------------
/Continued                                                                   13.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

16.  LEASE COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2006.

     Future minimum payments for its operating leases as at March 31, 2004 are approximately as follows:

              2005                                          $    83,000
              2006                                          $    75,000
              2007                                          $    12,000

17.  NCOME TAXES


     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                           2004                 2003
                                                        ----------           ----------
                                                    Amount       %       Amount       %
                                                  ----------  -------  ----------  -------
     Combined statutory basic Canadian federal
       and provincial tax rates                   $(360,000)  (36.60)  $(263,500)  (36.60)
     Loses for which no income tax benefits have
       been recorded and other permanent
       differences                                 (360,000)   36.60    (263,500)   38.60
                                                  ----------  -------  ----------  -------
                                                  $       -        -   $       -        -
                                                  ==========  =======  ==========  =======

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $3,140,000 to be applied against future taxable incomes. The losses expire as follows:

              2005                                      $        80,000
              2006                                              133,000
              2007                                              614,000
              2008                                              771,000
              2009                                            1,052,000
              2010                                              490,000
              2011                                              960,000
                                                        ---------------

                                                        $     4,100,000
                                                        ===============

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                        March 31,     March 31,
                                                           2004          2003
                                                       ------------  ------------
     Future income tax asset - Losses carried forward  $ 1,500,000   $ 1,150,000
     Valuation allowance                                (1,500,000)   (1,150,000)
                                                       ------------  ------------
     Net future income tax asset                       $         -   $         -
                                                       ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.

--------------------------------------------------------------------------------
/Continued                                                                   14.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

18.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)    Accounts  receivable

                 The carrying amount is equal to the fair value due to the liquidity of the assets.

          (ii)   Notes  payable,  loans  payable

                 Based on maturity and interest at fixed rates, the estimated fair value  is  approximately  equal  to  the  carrying value.

          (iii)  Accounts  payable

                 The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.

19.  RELATED  PARTY  TRANSACTIONS

     No related party transactions incurred in quarters ended September 30, 2004 and 2003.

20.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                               March 31,   March 31,
                                  2004        2003
                               ----------  ----------
          Sales
          -----
          Canada                      10%          4%
          United States               90%         96%

          Accounts receivable
          -------------------
          United States               93%        100%
          Canada                       7%          -

--------------------------------------------------------------------------------
/Continued                                                                   15.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

21.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:


     STATEMENT  OF  SHAREHOLDERS'  EQUITY

     In accordance with U.S. GAAP, a statement of shareholders' equity is presented as follows:

                                                                   Total
                                                               Shareholders
                                       Capital                    Equity
                                       Stock       Deficit     (Deficiency)
                                    -----------  -----------  --------------

Balance, March 31, 2003             $2,191,082  $(3,208,862)  $  (1,017,780)

Issued during the year - for cash      170,654            -         170,654

Issued for consulting services         102,350            -         102,350

Issued for management services         221,000            -         221,000

Issued as a loan repayment              46,000            -          46,000

Net Income (Loss)                            -       (983,035)     (983,035)
                                    ----------  --------------  ------------

Balance, March 31, 2004             $2,731,086  $(4,191,897)  $  (1,460,811)
                                    ----------  ------------  --------------

Effect of 75 per cent dividend               -            -

Issued for consulting services         113,225            -         113,225

Issued for cash                          5,838            -           5,838

Issued for rent                         26,768            -          26,768

Net Income (Loss)                            -     (264,601)       (264,601)
                                    ----------  ------------  --------------

Balance, September 30, 2004         $2,876,917  $(4,456,498)  $  (1,579,581)
                                    ==========  ============  ==============

--------------------------------------------------------------------------------
/Continued                                                                   16.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued


     STATEMENTS  OF  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURES

     a)   Goodwill  on  reverse  takeover

          In accordance with Canadian GAAP at the time of the reverse takeover transaction (EIC 10), the excess of purchase consideration paid in a reverse takeover transaction over the sum of the amounts assigned to the assets acquired and liabilities assumed was recorded as goodwill as described in Note 4.

          In accordance with U.S. GAAP, the purchase consideration paid on the merger of a public shell and a private operating company is accounted for as a recapitalization of the private operating company and no goodwill is recorded. During 2003, Canadian GAAP was changed to be substantially similar to US GAAP in this circumstance.

          Accordingly, the audited balance sheets for 2002 prepared in accordance with Canadian GAAP would have been restated under U.S. GAAP to reduce the goodwill and share capital recorded. Balance sheet under US GAAP for 2003 is not restated as goodwill was considered impaired and written down to $nil. In addition, the statements of operations for 2003 and 2002 are also adjusted to reverse the annual amortization of goodwill.

--------------------------------------------------------------------------------
/Continued                                                                   17.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------

21.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued


     b)   Stock  options

          Valuation  of  outstanding  stock  options

          United States GAAP (FAS 123) requires certain disclosures regarding stock options granted to employees as compensation under stock option plans. Because the company applies principles of APB 25, accounting for stock issued to employees, which are the same as Canadian generally accepted accounting principles, there are no differences noted in respect of the options granted.

          However, in accordance with FAS 123, the company would be required, in any event, to disclose the following:

          The company is required to adopt FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, therefore, the company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock option plans, the company would not recognize compensation expense for its stock-based compensation plans as the exercise price of options granted under the plan was not less then the current fair market value of common shares.

          FAS 123 requires entities that account for awards for stock based compensation to employees in accordance with APB 25 to present pro-forma disclosure of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The company has followed the disclosures requirement of Section 3870 of the CICA Handbook, which is substantially similar to U.S. GAAP (FAS 123).



     c)   Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.



     d) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 19.

--------------------------------------------------------------------------------
/Continued                                                                   18.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2004 AND 2003
                                  (UNAUDITED)
--------------------------------------------------------------------------------


21. CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     e) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The  following  is  a  summary:

          U.S.  GAAP                                   Canadian  GAAP
          -----------                                  --------------

          Deferred  income  taxes                      Future  income  taxes

          Depreciation  of  tangible                   Amortization
          capital  assets

          Excess  of  cost  over  fair                 Goodwill
          value  of  net  assets  acquired

          Reverse  acquisition                         Reverse  takeover

     f)   Recent  accounting  pronouncements

          U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

--------------------------------------------------------------------------------
/Continued                                                                   19.

                            DIGITAL ROOSTER.COM LTD.
     NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                           SEPTEMBER 30, 2004 AND 2003
                              (UNAUDITED)
--------------------------------------------------------------------------------

21. CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - continued

     (i) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The company has adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on our financial position or results of operations.

     (ii) On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 did not have a material impact on our financial position or results of operations. (iii) In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

--------------------------------------------------------------------------------
/Continued                                                                   20.